UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission file number: 001-39177

LIZHI INC.

(Exact Name of Registrant as Specified in Its Charter)

Yangcheng Creative Industry Zone,

No. 309 Middle Huangpu Avenue,

Tianhe District, Guangzhou 510655,

The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LIZHI INC. (“LIZHI” or the “Company”) is furnishing this Form 6-K to report that its Board of Directors (the “Board”) approved the appointment of its independent director Mr. Xiang Wang as a member of the Audit Committee of the Board (the “Audit Committee”), replacing Mr. Junhua Zhang, who has tendered his resignation as a member of the audit committee, effective July 12, 2021. In addition, Mr. Junhua Zhang has been appointed as the Human Resources Senior Vice President of one of the Company’s wholly-owned subsidiaries in Singapore, responsible for strategic human resource development in overseas market. Following such appointment, the Board will consist of Mr. Jinnan (Marco) Lai, Mr. Ning Ding, Mr. Zelong Li, Ms. Juan Ren and Mr. Junhua Zhang as directors and Mr. Yipeng Li, Mr. Ming Zhang, Mr. Xiang Wang and Prof. Yike Guo as independent directors.

Mr. Xiang Wang has served as LIZHI’s independent director since July 2020. He has joined Xiaomi Corporation since 2015, serving as its President since 2019 and the Senior Vice President from 2015 to 2019. Mr. Wang has over 20 years of experiences in semiconductor and communication industry. Previously, he served as the Senior Vice President and President of Qualcomm Greater China. Mr. Wang received his bachelor’s degree in electronic engineering from Beijing University of Technology.

Mr. Junhua Zhang has served as LIZHI’s director since June 2021, during which term he served as LIZHI’s independent director from June 2021 to July 2021. He has nearly 30 years of extensive international experience in corporate management and strategic human resource development. Mr. Zhang has a dual bachelor’s degree in Thermal Science and Energy Technology as well as Marketing from the University of Science and Technology of China.

Mr. Jinnan (Marco) Lai, Founder and Chief Executive Officer of LIZHI, commented, “We are greatly honored to have Mr. Wang to serve as a member of our audit committee and we believe that Mr. Wang will further enhance the corporate governance of our company with his extensive experiences in corporate management. And we are greatly honored to have Mr. Zhang to serve as the Human Resources Senior Vice President of our overseas subsidiary. With years of international experience in strategic human resource development, we believe that having Mr. Zhang in our team will add great value to LIZHI’s overseas business as we continue to capture opportunities in the online audio industry and overseas market.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIZHI INC.

Date:	July 13, 2021	By:	/s/ Jinnan (Marco) Lai
			Name:	Jinnan (Marco) Lai
			Title:	Chief Executive Officer, Director